[LOGO - GENERAL TRUST OF CANADA]


                                                                         AMENDED

February 6, 2001




SUBJECT:  HAEMACURE CORPORATION
          404906-10-9



To Whom it may concern,

In accordance with The National policy Statement no.41, we hereby advise you that the General Annual and Extraordinary Meeting date for the above-mentioned company is April 26, 2001.

The record date, for the determination of the shareholders entitled to receive a notice of said Meeting, is fixed on March 9, 2001.





SHARE OWNERSHIP MANAGEMENT
HAEMACURE CORPORATION



Per :  (signed)  Sylvie St-Pierre

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             Authorized Officer